Exhibit 99.1

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com
NEWS RELEASE
ANORMED ADVISES SHAREHOLDERS TO TAKE NO ACTION ON UNSOLICITED TAKEOVER BID FROM GENZYME CORPORATION
For Immediate Release: September 1, 2006
Vancouver, British Columbia — AnorMED Inc. (“AnorMED” or the “Company”) (AMEX:AOM; TSX:AOM) today confirmed that Genzyme Corp. has commenced an unsolicited offer through a wholly-owned subsidiary to purchase all of the issued and outstanding common shares of AnorMED for U.S. $8.55 per share in cash.
A special advisory committee of the Board of AnorMED has been established to, in consultation with its financial and legal advisors, thoroughly review, consider and evaluate the offer from Genzyme. The Strategic Initiatives Committee is chaired by Dr. Joseph Dougherty and includes Mr. Kenneth Galbraith, Dr. William Hunter and Dr. Felix Baker.
Following the Strategic Initiatives Committee’s evaluation, the AnorMED Board will issue and file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer.
AnorMED advises shareholders to defer making any determination with respect to the Genzyme offer until reading the Directors’ Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9, which are expected to be available in due course.
Shareholders are urged to read the Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. The Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments will be filed with the SEC and applicable securities commissions in Canada, and will be available free of charge on the SEC’s website at www.sec.gov. The Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments will also be available on SEDAR’s website at www.sedar.com. In addition, these materials may be obtained free of charge from AnorMED by directing a request to AnorMED’s Secretary at Suite 200, 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5, telephone (604) 530-1057. Other reports filed by or furnished to the SEC or SEDAR by AnorMED may be obtained free of charge at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary. More information is available online at: www.anormed.com or by e-mail at: info@anormed.com.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: the Company potentially entering into a transaction designed to enhance shareholder value (a “potential transaction”); and the Board’s expectation that it will file a Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and applicable securities commissions in Canada.
With respect to the forward-looking statements contained in this news release, the Company has made numerous assumptions regarding, among other things: the Company’s ability to enter into a potential transaction on commercially acceptable financial terms, or at all; and the Board’s ability to file a Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and applicable securities commissions in Canada. The foregoing list of assumptions is not exhaustive.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: the Company may not be able to enter into a potential transaction on commercially acceptable financial terms, or at all; the consummation of a potential transaction might not lead to increased shareholder value; the Company may not receive other offers to acquire all of its issued and outstanding common shares; the Board may not be able to file a Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and applicable securities commissions in Canada; and the Company may face competition from other pharmaceutical or biotechnology companies.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.
For further information:
Kenneth Galbraith
Chairman and Interim CEO,
Tel: 604-889-5320
Media Contact
Shafiq Jamal
James Hoggan & Associates
Tel: 604-739-7500
Email: sjamal@hoggan.com